Exhibit 5.1
December 14, 2011
First Niagara Financial Group, Inc.,
726 Exchange Street,
Suite 618,
Buffalo, New York 14210.
Ladies and Gentlemen:
In connection with the registration under the Securities Act of 1933 (the “Act”) of 14,000,000 shares (the “Shares”) of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series B (the “Preferred Stock”) of First Niagara Financial Group, Inc., a Delaware corporation (the “Company”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of Delaware law, as we have considered necessary or appropriate for the purposes of this opinion.
Upon the basis of such examination, we advise you that, in our opinion, the Shares have been validly issued and are fully paid and nonassessable.
The foregoing opinion is limited to the laws of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible. We have assumed that the Shares will be duly recorded by a transfer agent and duly registered by a registrar of the Preferred Stock.
We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Shares and to the reference to us under the heading “Legal Matters” in the prospectus supplement relating to the Shares. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
/s/ Sullivan & Cromwell LLP